No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) AND RULE 17d-1

CAREY CREDIT INCOME FUND AND GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC

330 Madison Avenue

New York, New York 10017

(212) 739-0700

GUGGENHEIM FUNDS DISTRIBUTORS, LLC, GUGGENHEIM FUNDS INVESTMENT ADVISORS, LLC, SECURITY INVESTORS, LLC, GUGGENHEIM EUROPEAN CREDIT FUND, GUGGENHEIM PRIVATE DEBT FUND NOTE ISSUER, LLC, GUGGENHEIM PRIVATE DEBT FUND, LLC, GUGGENHEIM PRIVATE DEBT FUND, LTD., GUGGENHEIM PRIVATE DEBT MASTER FUND, LLC, GUGGENHEIM PRIVATE DEBT FUND NOTE ISSUER 2.0, LLC, GUGGENHEIM PRIVATE DEBT FUND 2.0, LLC, GUGGENHEIM PRIVATE DEBT FUND 2.0, LTD., GUGGENHEIM PRIVATE DEBT MASTER FUND 2.0, LLC, GUGGENHEIM PRIVATE DEBT MFLTB 2.0, LLC, NZC GUGGENHEIM FUND LLC, NZC GUGGENHEIM FUND LIMITED, NZC GUGGENHEIM MASTER FUND LIMITED, NZCG FUNDING LTD., NZCG FUNDING 2 LIMITED, SOUTH DOCK FUNDING LIMITED, NZCG FEEDER I, L.P., NZCG FUNDING 2, LLC, NZCG FUNDING LLC, GUGGENHEIM U.S. LOAN FUND, GUGGENHEIM U.S. LOAN FUND II, GUGGENHEIM U.S. LOAN FUND III, GUGGENHEIM OPPORTUNISTIC U.S. LOAN AND BOND FUND IV, GFI FUND AND GHY FUND

100 Wilshire Boulevard, 5th Floor

Santa Monica, CA 90401

(310) 576-1270

All Communications, Notices and Orders to:

Amy J. Lee, Esq.
Senior Managing Director
Guggenheim Partners Investment Management, LLC
9401 Indian Creek Parkway
 Overland Park, Kansas 66210
Telephone: (785) 221-4644

Copies to:

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3525

September 22, 2017

I.             SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),(1) and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1:

•                                          Carey Credit Income Fund, a closed-end management investment company that has elected to be regulated as a business development company (a “BDC”) under the 1940 Act (the “Fund”);(2)

•                                          Guggenheim Partners Investment Management, LLC, the investment adviser to the Fund (“Guggenheim”) and its investment advisory affiliates set forth on Schedule A hereto (collectively, with Guggenheim, the “Existing Guggenheim Advisers”); and

•                                          Investment funds set forth on Schedule A hereto, each of which is an entity whose investment adviser is a Guggenheim Adviser(3) and that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (collectively, the “Existing Affiliated Investors” and, together with the Fund and the Existing Guggenheim Advisers, the “Applicants”).

The relief requested in this application for an Order (the “Application”) would allow one or more Regulated Entities(4) and/or one or more Affiliated Investors(5) to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and the rules under the 1940 Act (the “Co-Investment Program”).  For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which a Regulated Entity (or its Wholly-Owned Investment Subsidiary, as defined below) participated

(1)              Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

(2)              Section 2(a)(48) of the 1940 Act defines a “BDC” to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

(3)              “Guggenheim Adviser” means any Existing Guggenheim Adviser or any future investment adviser that (i) controls, is controlled by or is under common control with Guggenheim, (ii) is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and (iii) is not a Regulated Entity (as defined below) or a subsidiary of a Regulated Entity.

(4)              “Regulated Entity” or “Regulated Entities” means the Fund and any Future Regulated Entity. “Future Regulated Entity” means a closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a BDC and (b) whose investment adviser is a Guggenheim Adviser. “Guggenheim Adviser” means Guggenheim or any future investment adviser that (i) controls, is controlled by or is under common control with Guggenheim, (ii) is registered as an investment adviser under the Advisers Act and (iii) is not a Regulated Entity or a subsidiary of a Regulated Entity.

(5)              “Affiliated Investors” means the Existing Affiliated Investors and any Future Affiliated Investor.  “Future Affiliated Investor” means an entity (a) whose investment adviser is a Guggenheim Adviser and (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

together with one or more other Regulated Entities and/or one or more Affiliated Investors in reliance on the Order and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which a Regulated Entity (or its Wholly-Owned Investment Subsidiary) could not participate together with one or more other Regulated Entities and/or one or more Affiliated Investors without obtaining and relying on the Order.

Any of the Regulated Entities may, from time to time, form one or more Wholly-Owned Investment Subsidiaries.(6)  A Wholly-Owned Investment Subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Investor because it would be a company controlled by its parent Regulated Entity for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that a Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary. The board of directors or trustees (the “Board”)(7) of such Regulated Entity would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity’s place.  If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Regulated Entity’s Board will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.(8)

(6)              “Wholly-Owned Investment Subsidiary” means any entity: (i) that is wholly-owned by a Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Entity (and, in the case of an entity that is licensed by the Small Business Administration to operate under the Small Business Investment Act of 1958, as amended (the “SBA Act”), as a small business investment company (an “SBIC”), to maintain a license under the SBA Act and issue debentures guaranteed by the Small Business Administration); (iii) with respect to which the board of directors of such Regulated Entity has the sole authority to make all determinations with respect to the entity’s participation under the conditions of this Application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act.  All subsidiaries participating in the Co-Investment Program will be Wholly-Owned Investment Subsidiaries and will have Objectives and Strategies (as defined below) that are either substantially the same as, or a subset of, their parent Regulated Entity’s Objectives and Strategies.  A subsidiary that is an SBIC may be a Wholly-Owned Investment Subsidiary if it satisfies the conditions in this definition.

(7)              The term “Board” refers to the board of directors or trustees of any Regulated Entity.

(8)              See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Application.

II.            GENERAL DESCRIPTION OF APPLICANTS

A.                                    The Fund

The Fund was organized under the Delaware Statutory Trust Act on September 5, 2014 for the purpose of operating as an externally-managed, non-diversified BDC.  The Fund has elected to be treated, beginning with its first taxable year ended December 31, 2015, and intends to qualify annually thereafter, as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended (the “Code”).  The Fund’s principal place of business is 330 Madison Avenue, New York, New York 10017.

The Fund serves as the master fund in a master-feeder structure with two feeder funds(9) and makes investments with the proceeds it receives from the sale of shares of the feeder funds. The feeder funds invest all or substantially all of their assets in the common shares of the Fund which are then, in turn, used to capitalize the Fund.  The Fund’s investments generally are made directly, but may in the future be made through one or more Wholly-Owned Investment Subsidiaries that the Fund may establish from time to time. Such Wholly-Owned Investment Subsidiaries will have Objectives and Strategies (as defined below) that are substantially the same as, or a subset of, those of the Fund, although the Wholly-Owned Investment Subsidiaries will be subject to different regulatory regimes.

The Fund’s investment objectives are to provide shareholders with current income, capital preservation and, to a lesser extent, long-term capital appreciation.  The Fund invests primarily in large, privately-negotiated loans to private middle market U.S. companies and in opportunities that are originated by various intermediaries where the Fund is able to play a differentiated role gaining outsized allocation, influencing structure, pricing, and fees compared to the broader market (this could include more broadly syndicated assets such as bank loans and corporate bonds).  The Fund’s portfolio is expected to focus on floating-rate investments, whose revenue streams may increase in a rising interest rate environment and on investments that have other characteristics including closing fees, pre-payment premiums, lender-friendly control provisions, and strong lender-friendly covenants. The Fund may also invest in fixed-rate investments, options or other forms of equity participation, and structured products such as collateralized loan obligations and collateralized debt obligations.

The Fund has a five member Board, of which three members are Independent Trustees.(10)  No Independent Trustee of a Regulated Entity will have a financial interest in any Co-Investment Transaction.

(9)              The existing feeder funds are Carey Credit Income Fund — I, Carey Credit Income Fund 2016 T and Carey Credit Income Fund 2018 T. Any future feeder fund will be created by Guggenheim. The Fund and the feeder funds have requested and obtained no-action relief from the Commission’s Division of Investment Management to permit the feeder funds to elect to be treated as BDCs despite holding only shares of the Fund. See, Carey Credit Income Fund et al. (pub. avail. July 15, 2015).

(10)       The term “Independent Trustees” refers to the trustees or directors of any Regulated Entity that are not “interested persons” of the Regulated Entity within the meaning of Section 2(a)(19) of the 1940 Act.

B.                                    Guggenheim

Guggenheim serves as the investment adviser to the Fund and either it or another Guggenheim Adviser will serve as the investment adviser to any Future Regulated Entity.  Guggenheim also provides administrative services to the Fund under an administrative services agreement. Guggenheim is a Delaware limited liability company and is a registered investment adviser with the Commission under the Advisers Act.

Guggenheim is part of the investment management business of Guggenheim Partners LLC (“Guggenheim Partners”). Guggenheim Partners is a privately held, global financial services firm with over 2,300 employees and more than $290 billion in assets under management.(11) Guggenheim Partners combines innovative thinking and experienced advice to produce customized solutions for its clients, which include institutions, governments and agencies, corporations, investment advisors, family offices, and individual investors.

Guggenheim manages approximately $185 billion in assets across fixed income, equity and alternatives. Their 200+ investment professionals perform rigorous research to understand market trends and identify undervalued opportunities in areas that are often complex and underfollowed. This approach to investment management has enabled Guggenheim to deliver innovative strategies providing diversification and attractive long-term results.

Within Guggenheim is the Guggenheim Corporate Credit Team which is responsible for all corporate credit strategies. A unified credit platform is utilized for all strategies and is organized by industry as opposed to asset class which increases the Team’s ability to uncover relative value opportunities and to identify and source opportunities. The scale of the platform combined with the expertise across a wide range of industries and extensive legal resources allows Guggenheim to be a solution provider to the market creating a unique pipeline of investment opportunities.

Each Existing Affiliated Investor is a privately-offered fund that would be an “investment company” but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. Each Existing Guggenheim Adviser is either controlled by Guggenheim or under common control with Guggenheim and is registered as an investment adviser under the Advisers Act.

III.          RELIEF FOR PROPOSED CO-INVESTMENTS

A.                                    Co-Investment in Portfolio Companies by Regulated Entities and Affiliated Investors

1.             Mechanics of the Co-Investment Program

As previously described, Guggenheim serves as the Fund’s investment adviser and administrator and either it or another Guggenheim Adviser will serve in the same capacity to any Future Regulated Entity. In these roles, Guggenheim is responsible for the overall management of the activities of the Fund and the day-to-day management of the Fund’s investment portfolio. Guggenheim provides its investment advisory services under an investment advisory agreement with the Fund (as amended from time to time, the “Advisory Agreement”) and provides its additional administrative services under an administrative services agreement.

(11)       Assets under management are as of June 30, 2017 and include consulting services for clients whose assets are valued at approximately $62 billion.

A Guggenheim Adviser will identify and recommend investments for each Regulated Entity and will have the authority to approve or reject all investments proposed for the Regulated Entity. Each Guggenheim Adviser will have ultimate authority with respect to the relevant Regulated Entity’s investments, subject in each case to the oversight of the relevant Board.

It is anticipated that a Guggenheim Adviser will periodically determine that certain investments the Guggenheim Adviser recommends for a Regulated Entity would also be appropriate investments for one or more other Regulated Entities and/or one or more Affiliated Investors. Such a determination may result in the Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors co-investing in certain investment opportunities.

Opportunities for Potential Co-Investment Transactions may arise when advisory personnel of a Guggenheim Adviser become aware of investment opportunities that may be appropriate for a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors. Following issuance of the requested Order, in such cases, the Guggenheim Advisers to all such Regulated Entities will be notified of such Potential Co-Investment Transactions, and such investment opportunities may result in Co-Investment Transactions. For each such investment opportunity, the Guggenheim Adviser to each Regulated Entity will independently analyze and evaluate the investment opportunity as to its appropriateness for such Regulated Entity taking into consideration the Regulated Entity’s Objectives and Strategies (as defined below).  If the applicable Guggenheim Adviser to a Regulated Entity determines that the opportunity is appropriate for the Regulated Entity, and one or more other Regulated Entities and/or one or more Affiliated Investors may also participate, the Guggenheim Adviser will present the investment opportunity to the Eligible Trustees(12) of the Regulated Entity prior to the actual investment by the Regulated Entity.  As to any Regulated Entity, a Co-Investment Transaction will be consummated only upon approval by a required majority of the Eligible Trustees of such Regulated Entity within the meaning of Section 57(o) of the 1940 Act (“Required Majority”).(13)

Each Guggenheim Adviser has (or will have, in the case of future advisers) an investment committee through which it will carry out its obligation under condition 1 to make a determination as to the appropriateness of a Potential Co-Investment Transaction for each Regulated Entity.  In the case of a Potential Co-Investment Transaction, the applicable Guggenheim Adviser would apply its allocation policies and procedures in determining the proposed allocation for the Regulated Entity consistent with the requirements of condition 2(a).  We note that each Guggenheim Adviser, as a registered investment adviser, has (or will have, in the case of future advisers) developed a robust allocation process as part of its overall compliance policies and procedures.  Each Guggenheim Adviser’s allocation process is designed to allocate investment opportunities fairly and equitably among its clients over time.  While each client of a Guggenheim Adviser may not participate in each investment opportunity because, for example, the client’s allocation would be less than its minimum investment size, over time each such client would participate in investment opportunities fairly and equitably.

Once the applicable Guggenheim Adviser’s investment committee approves a transaction, the Guggenheim Adviser would present the Potential Co-Investment Transaction and proposed allocation to the Regulated Entity’s Board for its approval in accordance with the conditions of this Application.

(12)       “Eligible Trustees” means the directors or trustees of a Regulated Entity that are eligible to vote under Section 57(o) of the 1940 Act.

(13)       In the case of a Regulated Entity that is a registered closed-end fund, the trustees or directors that make up the Required Majority will be determined as if the Regulated Entity were a BDC subject to Section 57(o).

With respect to an Affiliated Investor relying on the Order, all Guggenheim Advisers (including Guggenheim) are subject to the same robust allocation process.  As a result, all Potential Co-Investment Transactions that are presented to a Guggenheim Adviser would also be presented to each Guggenheim Adviser sub-advising a Regulated Entity.  As required by condition 1, the applicable Guggenheim Adviser would make an independent determination of the appropriateness of the investments for each Regulated Entity.  Therefore, we believe these allocation policies and procedures will ensure the Applicants’ ability to comply with the conditions with respect to Affiliated Investors for which a Guggenheim Adviser serves as investment adviser.

To allow for an independent review of co-investment activities, the Board of each Regulated Entity will receive, on a quarterly basis, a record of all investments made by Affiliated Investors during the preceding quarter that: (1) were consistent with such Regulated Entity’s then current Objectives and Strategies, but (2) were not made available to such Regulated Entity.  This record will include an explanation of why such investment opportunities were not offered to the Regulated Entity.  Guggenheim’s allocation process is capable of tracking all of the information required by condition 4, which will be presented to the Fund’s Board on a regular basis.

With respect to the pro rata dispositions and follow-on investments provided in conditions 7 and 8, a Regulated Entity may participate in a pro rata disposition or follow-on investment without obtaining prior approval of the Required Majority, if, among other things: (i) the proposed participation of each Affiliated Investor and each Regulated Entity in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or follow-on investment, as the case may be; and (ii) each Regulated Entity’s Board has approved that Regulated Entity’s participation in pro rata dispositions and follow-on investments as being in the best interests of the Regulated Entity.  If the Board does not so approve, any such disposition or follow-on investment will be submitted to the Regulated Entity’s Eligible Trustees.  A Regulated Entity’s Board may at any time rescind, suspend or qualify its approval of pro rata dispositions and follow-on investments with the result that all dispositions and/or follow-on investments must be submitted to the Eligible Trustees.

Each Regulated Entity’s investment in a Co-Investment Transaction would be on the same terms, conditions, price, class of securities, settlement date and registration rights as those applicable to any other Regulated Entity and any Affiliated Investor.

If a Guggenheim Adviser or its principals or any person controlling, controlled by, or under common control with the Guggenheim Adviser or its principals, and any Affiliated Investor (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Entity, then the Holders will vote such shares as directed by an independent third party when voting on (1) the election of directors or trustees; (2) the removal of one or more directors or trustees; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act.

Applicants believe that this condition will ensure that the Independent Trustees will act independently in evaluating the Co-Investment Program, because the ability of the Guggenheim Adviser or its principals to influence the Independent Trustees by a suggestion, explicit or implied, that the Independent Trustees can be removed will be limited significantly.  The Independent Trustees shall evaluate and approve any such independent third party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

2.             Reasons for Co-Investing

It is expected that co-investment in portfolio companies by a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors will increase favorable investment opportunities for each Regulated Entity. The Co-Investment Program will be effected for a Regulated Entity only if it is approved by the Required Majority of such Regulated Entity on the basis that it would be advantageous for such Regulated Entity to have the additional capital from other Regulated Entities and/or the Affiliated Investors available to meet the funding requirements of attractive investments in portfolio companies. A BDC or closed-end fund that makes investments of the type contemplated by a Regulated Entity typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment.  In addition, the Code imposes diversification requirements on companies, such as Regulated Entities that seek certain favorable tax treatment under Subchapter M of the Code.  Consequently, in some circumstances, a Regulated Entity might not be able to commit to the entire amount of financing sought by an issuer.  In such cases, the issuer is likely to reject an offer of funding from the Regulated Entity due to the Regulated Entity’s inability to commit the full amount of financing required.

In view of the foregoing, in cases where a Guggenheim Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles.  The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable a Regulated Entity to participate in larger financing commitments, which would, in turn, be expected to increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Entity.  Indeed, a Regulated Entity’s inability to co-invest with one or more other Regulated Entities and/or one or more Affiliated Investors could potentially result in the loss of beneficial investment opportunities for the Regulated Entity and, in turn, adversely affect the Regulated Entity’s shareholders. For example, a Regulated Entity may lose some investment opportunities if the Guggenheim Adviser cannot provide “one-stop” financing to a potential portfolio company.  Portfolio companies may reject an offer of funding arranged by the Guggenheim Adviser due to a Regulated Entity’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which each Regulated Entity’s individual or aggregate investment limits require the Guggenheim Adviser to arrange a syndicated financing with unaffiliated entities, a Regulated Entity will likely be required to forego fewer suitable investment opportunities.  With the assets of other Regulated Entities and the Affiliated Investors available for co-investment, there should be an increase in the number of opportunities accessible to the Regulated Entity.

The Guggenheim Adviser and the Board of each Regulated Entity believe that it will be advantageous for a Regulated Entity to co-invest with one or more other Regulated Entities and/or one or more Affiliated Investors and that such investments would be consistent with the Regulated Entity’s Objectives and Strategies (as defined below).  If the proposed Order is not granted, the Regulated Entities will not be able to avail themselves of the potentially attractive investment opportunities afforded by this arrangement.  This will place the Regulated Entities at a material disadvantage compared to other funds in the industry, which the Applicants respectfully believe goes against the purposes and intentions of the 1940 Act.

Allowing for the types of transactions described in this Application will generate greater deal flow, broaden the market relationships of the Regulated Entity and allow the Regulated Entity to be more selective in choosing its investments so that the Regulated Entity can pursue the most attractive risk-adjusted investments and optimize its portfolio. Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between the Regulated Entity and its portfolio companies, all of which should create enhanced value for the Regulated Entity and its shareholders.

The Guggenheim Adviser and the Board of each Regulated Entity also believe that co-investment by a Regulated Entity, one or more other Regulated Entities and/or the Affiliated Investors will afford the Regulated Entity the ability to achieve greater diversification and, together with the other Regulated Entities and the Affiliated Investors, the opportunity to exercise greater influence on the portfolio companies in which the Regulated Entities and the Affiliated Investors co-invest.

B.                                    Applicable Law

1.             Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC (or a company controlled by such BDC) is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC (or a controlled company) on a basis less advantageous than that of the other participant. Because the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).(14)  Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC (or a company controlled by such BDC) is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted. In considering whether to grant an application under Rule 17d-1, the Commission will consider whether the participation by the BDC (or controlled company) in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

(14)       See Section 57(i) of the 1940 Act.

2.             Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The 1940 Act also provides that there shall be a presumption that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.

C.                                    Need For Relief

Co-Investment Transactions would be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Investors and the Regulated Entities fall within the categories of persons described by Section 17(d) and Section 57(b), as modified by Rule 57b-1 thereunder vis-à-vis each Regulated Entity.  Each Regulated Entity may be deemed to be an “affiliated person” of each other Regulated Entity within the meaning of Section 2(a)(3) of the 1940 Act.  The Regulated Entities, by virtue of each having a Guggenheim Adviser, may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a BDC, respectively, including a sub-adviser. Thus, a Guggenheim Adviser and any Affiliated Investors that it advises could be deemed to be persons related to Regulated Entities in a manner described by Sections 17(d) and 57(b) and therefore prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program. In addition, because the Guggenheim Advisers are “affiliated persons” of other Guggenheim Advisers, Affiliated Investors advised by any of them could be deemed to be persons related to Regulated Entities (or a company controlled by a Regulated Entity) in a manner described by Sections 17(d) and 57(b) and also prohibited from participating in the Co-Investment Program.

D.                                    Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission pursuant to Sections 17(d) and 57(i) and Rule 17d-1, to permit a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors to participate in the Co-Investment Program.

E.                                     Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.(15) Applicants submit that the procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.  Applicants submit that the inclusion of the Fund, a master fund in a master/feeder structure, as a Regulated Entity does not raise any legal or policy concerns that are different from those considered in the precedent applications because the Guggenheim Adviser will make the same independent determination of the appropriateness of the investment for the Fund as it will for any other Regulated Entity and will then determine an appropriate level of investment for the Fund as they will determine for any other Regulated Entity in accordance with conditions 1 and 2(a).

F.                                      Applicants’ Legal Arguments

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs pursuant to Section 57(i).  Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.  Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment (except for certain dispositions or follow-on investments, as described in the conditions), and other protective conditions set forth in this Application, will ensure that a Regulated Entity will be treated fairly.  The conditions to which the requested relief will be subject are designed to ensure that principals of the Guggenheim Advisers would not be able to favor the Affiliated Investors over a Regulated Entity through the allocation of investment opportunities among them.  Because almost

(15)       See, e.g., Garrison Capital Inc., et al. (File No. 812-14097), Release No. IC-31409 (Jan. 12, 2015) (order), Release No. IC-31373 (Dec. 15, 2014) (notice); Monroe Capital Corporation, et al., (File No. 812-14028), Release No. IC-31286 (Oct. 15, 2014) (order), Release No. IC-31253 (Sept. 19, 2014) (notice); Corporate Capital Trust, et al., (File No. 812-14408), Release No. IC-30526 (May 21, 2013) (order), Release No. IC-30494 (April 25, 2013) (notice).

every attractive investment opportunity for a Regulated Entity will also be an attractive investment opportunity for the Affiliated Investors, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either the Regulated Entity or the Affiliated Investors as opportunities arise.  For each Potential Co-Investment Transaction, a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors will be offered the opportunity to participate in the Potential Co-Investment Transactions on the same terms and conditions and, if the aggregate amount recommended by Guggenheim to be invested by the Regulated Entities and all participating Affiliated Investors exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital(16) for investment in the asset class being allocated, up to the amount proposed to be invested by each.  Each Regulated Entity would have the ability to engage in follow-on investments in a fair manner consistent with the protections of the other conditions.  Each Regulated Entity would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction.  Further, the terms and conditions proposed herein will ensure that all such transactions are reasonable and fair to each Regulated Entity and the Affiliated Investors and do not involve overreaching by any person concerned, including Guggenheim.  Applicants submit that each Regulated Entity’s participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

While each feeder fund could have a different finite life as compared to other feeder funds that invest in the Fund, the Applicants do not believe the master-feeder structure creates conflicts of interest that would affect the ability of the Fund to participate in Co-Investment Transactions pursuant to the requested relief. The Fund has three sources from which it may distribute cash to each feeder fund to support planned share repurchases and upon its sequential liquidation: (i) contributions from other feeder funds that are currently being offered, (ii) proceeds from a credit facility and (iii) a portfolio of loan investments which is structured to align the liquidity characteristics of the portfolio with the liquidity needs of the Fund and the feeder funds.  As a result, the Applicants believe the liquidity needs for any given feeder fund will be sufficiently met without creating conflicts of interest.  In addition, no Future Regulated Entities will serve as master funds.

G.                                    Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.             Each time a Guggenheim Adviser considers a Potential Co-Investment Transaction for an Affiliated Investor or another Regulated Entity that falls within a Regulated Entity’s

(16)       “Available Capital” means (a) for each Regulated Entity, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Entity or imposed by applicable laws, rules, regulations or interpretations and (b) for each Affiliated Investor, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Investor’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

then-current Objectives and Strategies,(17) the Guggenheim Adviser to the Regulated Entity will make an independent determination of the appropriateness of the investment for the Regulated Entity in light of the Regulated Entity’s then-current circumstances.

2.                                      a.                                      If the Guggenheim Adviser to a Regulated Entity deems participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Entity, the Guggenheim Adviser will then determine an appropriate level of investment for such Regulated Entity.

b.                                      If the aggregate amount recommended by the Guggenheim Adviser to a Regulated Entity to be invested by the Regulated Entity in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Entities and Affiliated Investors, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among the Regulated Entities and such Affiliated Investors, pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.  The Guggenheim Adviser to each participating Regulated Entity will provide the Eligible Trustees of each participating Regulated Entity with information concerning each participating party’s Available Capital to assist the Eligible Trustees with their review of the Regulated Entity’s investments for compliance with these allocation procedures.

c.                                       After making the determinations required in conditions 1 and 2(a) above, the Guggenheim Adviser to the Regulated Entity will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Regulated Entity and any Affiliated Investor, to the Eligible Trustees of each participating Regulated Entity for their consideration. A Regulated Entity will co-invest with one or more other Regulated Entities and/or an Affiliated Investor only if, prior to the Regulated Entities’ and the Affiliated Investors’ participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)                                     the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its shareholders and do not involve overreaching in respect of the Regulated Entity or its shareholders on the part of any person concerned;

(ii)                                  the Potential Co-Investment Transaction is consistent with:

(a)                                 the interests of the Regulated Entity’s shareholders; and

(b)                                 the Regulated Entity’s then-current Objectives and Strategies;

(iii)                               the investment by any other Regulated Entity or an Affiliated Investor would not disadvantage the Regulated Entity, and participation by the Regulated Entity would not be on a basis different from or less advantageous than that of any other Regulated Entity or Affiliated Investor; provided, that if another Regulated Entity or Affiliated Investor, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the

(17)       “Objectives and Strategies” means a Regulated Entity’s investment objectives and strategies, as described in the Regulated Entity’s registration statement on Form N-2, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933, as amended (the “1933 Act”), or under the Securities and Exchange Act of 1934, as amended, and the Regulated Entity’s reports to shareholders.

right to have a board observer, or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit a Required Majority from reaching the conclusions required by this condition 2(c)(iii), if:

(a)           the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any; and

(b)           the Guggenheim Adviser to the Regulated Entity agrees to, and does, provide periodic reports to the Regulated Entity’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(c)           any fees or other compensation that any other Regulated Entity or any Affiliated Investor or any affiliated person of any other Regulated Entity or an Affiliated Investor receives in connection with the right of one or more Regulated Entities or Affiliated Investors to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Investors (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Entity in accordance with the amount of each party’s investment; and

(iv)          the proposed investment by the Regulated Entity will not benefit the Guggenheim Adviser, any other Regulated Entity or the Affiliated Investors or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted under Sections 17(e) and 57(k) of the 1940 Act, as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(c), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3.             Each Regulated Entity will have the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.             The Guggenheim Adviser will present to the Board of each Regulated Entity, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Entities or any of the Affiliated Investors during the preceding quarter that fell within the Regulated Entity’s then-current Objectives and Strategies that were not made available to the Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity.  All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.             Except for follow-on investments made in accordance with condition 8,(18) a Regulated Entity will not invest in reliance on the Order in any issuer in which another Regulated Entity or an Affiliated Investor or any affiliated person of another Regulated Entity or an Affiliated Investor is an existing investor.

6.             A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and

(18)       This exception applies only to follow-on investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

registration rights will be the same for each participating Regulated Entity and Affiliated Investor. The grant to one or more Regulated Entities or Affiliated Investors, but not the Regulated Entity itself, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(a), (b) and (c) are met.

7.             a.             If any Regulated Entity or Affiliated Investor elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by one or more Regulated Entities and/or Affiliated Investors in a Co-Investment Transaction, the Guggenheim Adviser will:

(i)            notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)           formulate a recommendation as to participation by each Regulated Entity in the disposition.

b.             Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Investors and any other Regulated Entity.

c.             A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Investor in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Regulated Entity’s Board has approved as being in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Regulated Entity’s Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition.  In all other cases, the Guggenheim Adviser will provide its written recommendation as to the Regulated Entity’s participation to the Eligible Trustees, and the Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

d.             Each Regulated Entity and each Affiliated Investor will bear its own expenses in connection with the disposition.

8.             a.             If any Regulated Entity or Affiliated Investor desires to make a “follow-on investment” (i.e., an additional investment in the same entity, including through the exercise of warrants or other rights to purchase securities of the issuer) in a portfolio company whose securities were acquired by the Regulated Entity and the Affiliated Investor in a Co-Investment Transaction, the Guggenheim Adviser will:

(i)            notify each Regulated Entity of the proposed transaction at the earliest practical time; and

(ii)           formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by each Regulated Entity.

b.             A Regulated Entity may participate in such follow-on investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Investor in such investment is proportionate to its outstanding investments in the issuer immediately preceding the follow-on investment; and (ii) the Regulated Entity’s Board has approved as being in the best interests of such Regulated Entity the ability to participate in follow-on investments on a pro rata basis (as described in greater detail in this Application).  In all other cases, the Guggenheim Adviser will provide its written recommendation as to such Regulated Entity’s participation to the Eligible Trustees, and the Regulated Entity will participate in such follow-on investment solely to the extent that the Required Majority determines that it is in such Regulated Entity’s best interests.

c.             If, with respect to any follow-on investment:

(i)            the amount of a follow-on investment is not based on the Regulated Entities’ and the Affiliated Investors’ outstanding investments immediately preceding the follow-on investment; and

(ii)           the aggregate amount recommended by the Guggenheim Adviser to be invested by the Regulated Entity in the follow-on investment, together with the amount proposed to be invested by the other participating Regulated Entities and the Affiliated Investors in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.

d.             The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and be subject to the other conditions set forth in the Application.

9.             The Independent Trustees of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities or Affiliated Investors that a Regulated Entity considered but declined to participate in, so that the Independent Trustees may determine whether all investments made during the preceding quarter, including those investments which the Regulated Entity considered but declined to participate in, comply with the conditions of the Order.  In addition, the Independent Trustees will consider at least annually the continued appropriateness for such Regulated Entity of participating in new and existing Co-Investment Transactions.

10.          Each Regulated Entity will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Entities were a BDC and each of the investments permitted under these conditions were approved by a Required Majority under Section 57(f).

11.          No Independent Trustee of a Regulated Entity will also be a trustee, director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any Affiliated Investor.

12.          The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Guggenheim Advisers under their respective advisory agreements with the  Regulated Entities and the Affiliated Investors, be shared by the Regulated Entities and the Affiliated Investors in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.          Any transaction fee (including break-up or commitment fees but excluding brokers’ fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable)(19) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Entities and Affiliated Investors on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by a Guggenheim Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Guggenheim Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Entities and Affiliated Investors based on the amount they invest in the Co-Investment Transaction.  None of the other Regulated Entities, Affiliated Investors, the Guggenheim Advisers nor any affiliated person of the Regulated Entities or the Affiliated Investors will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and the Affiliated Investors, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(c) and (b) in the case of the Guggenheim Advisers, investment advisory fees paid in accordance with the Regulated Entities’ and the Affiliated Investors’ investment advisory agreements).

14.          The Guggenheim Advisers to the Regulated Entities and Affiliated Investors will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that each of the Guggenheim Advisers to each Regulated Entity will be notified of all Potential Co-Investment Transactions that fall within a Regulated Entity’s then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

15.          If the Holders own in the aggregate more than 25 percent of the shares of a Regulated Entity, then the Holders will vote such shares as directed by an independent third party when voting on (1) the election of directors or trustees; (2) the removal of one or more directors or trustees; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act.

IV.          PROCEDURAL MATTERS

A.                                    Communications

Please address all communications concerning this Application and the Notice and Order to:

Amy J. Lee, Esq.
Senior Managing Director
Guggenheim Partners Investment Management, LLC
9401 Indian Creek Parkway
Overland Park, Kansas 66210
Telephone: (785) 221-4644

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

(19)       Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3525

B.                                    Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Fund pursuant to resolutions duly adopted by the Board on October 19, 2015 (attached hereto as Exhibit A). In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

Applicants have caused this Application to be duly signed on their behalf on the 22nd day of September, 2017.

CAREY CREDIT INCOME FUND

By:	/s/ Matthew S. Bloom
Name: Matthew S. Bloom
Title: Chief Executive Officer and President

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC

By:	/s/ Kevin Robinson
Name:	Kevin Robinson
Title:	Attorney-in-Fact

GUGGENHEIM FUNDS DISTRIBUTORS, LLC

By:	/s/ Amy Lee
Name:	Amy Lee
Title:	Secretary and Vice President

GUGGENHEIM FUNDS INVESTMENT ADVISORS, LLC
SECURITY INVESTORS, LLC

By:	/s/ Amy Lee
Name:	Amy Lee
Title:	Secretary and Senior Vice President

NZCG FEEDER I, L.P.
By: GPIM Holdings VIII, Ltd.

By:	/s/ Kevin Robinson
Name:	Kevin Robinson
Title:	Director

NZCG FUNDING LTD.
NZCG FUNDING 2 LIMITED
NZCG FUNDING 2, LLC
NZCG FUNDING LLC
By: Guggenheim Partners Investment Management, LLC, as Collateral Manager

By:	/s/ Kevin Robinson
Name:	Kevin Robinson
Title:	Attorney-in-Fact

GUGGENHEIM PRIVATE DEBT FUND, LLC
GUGGENHEIM PRIVATE DEBT FUND, LTD.
GUGGENHEIM PRIVATE DEBT FUND NOTE ISSUER, LLC
GUGGENHEIM PRIVATE DEBT FUND NOTE ISSUER 2.0, LLC
GUGGENHEIM PRIVATE DEBT FUND 2.0, LLC
GUGGENHEIM PRIVATE DEBT FUND 2.0, LTD.
GUGGENHEIM PRIVATE DEBT MASTER FUND, LLC
GUGGENHEIM PRIVATE DEBT MASTER FUND 2.0, LLC
GUGGENHEIM PRIVATE DEBT MFLTB 2.0, LLC
NZC GUGGENHEIM FUND LLC
NZC GUGGENHEIM FUND LIMITED
NZC GUGGENHEIM MASTER FUND LIMITED
By: Guggenheim Partners Investment Management, LLC, as Manager

By:	/s/ Kevin Robinson
Name:	Kevin Robinson
Title:	Attorney-in-Fact

GUGGENHEIM U.S. LOAN FUND
GUGGENHEIM U.S. LOAN FUND II
GUGGENHEIM U.S. LOAN FUND III
GUGGENHEIM OPPORTUNISTIC U.S. LOAN AND BOND FUND IV
GFI FUND
GHY FUND
SOUTH DOCK FUNDING LIMITED
GUGGENHEIM EUROPEAN CREDIT FUND
By: Guggenheim Partners Investment Management, LLC, as Investment Manager

By:	/s/ Kevin Robinson
Name:	Kevin Robinson
Title:	Attorney-in-Fact

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Carey Credit Income Fund, that he is the Chief Executive Officer and President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CAREY CREDIT INCOME FUND

By:	/s/ Matthew S. Bloom
Name: Matthew S. Bloom
Title: Chief Executive Officer and President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Guggenheim Partners Investment Management, LLC, that he is the Attorney-in-Fact for such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC

By:	/s/ Kevin Robinson
Name:	Kevin Robinson
Title:	Attorney-in-Fact

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Guggenheim Funds Distributors, LLC, that she is the Secretary and Vice President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

GUGGENHEIM FUNDS DISTRIBUTORS, LLC

By:	/s/ Amy Lee
Name:	Amy Lee
Title:	Secretary and Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Guggenheim Funds Investment Advisors, LLC and Security Investors, LLC, that she is the Secretary and Senior Vice President of such entities and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

GUGGENHEIM FUNDS INVESTMENT ADVISORS, LLC SECURITY INVESTORS, LLC

By:	/s/ Amy Lee
Name:	Amy Lee
Title:	Secretary and Senior Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of NZCG Feeder I, L.P., that he is the Director of GPIM Holdings VIII, Ltd. and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NZCG FEEDER I, L.P. BY: GPIM Holdings VIII, Ltd.

By:	/s/ Kevin Robinson
Name:	Kevin Robinson
Title:	Director

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of NZCG Funding Ltd., NZCG Funding 2 Limited, NZCG Funding 2, LLC and NZCG Funding LLC., that he is the Attorney-in-Fact for the Collateral Manager of such entities and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NZCG FUNDING LTD. NZCG FUNDING 2 LIMITED NZCG FUNDING 2, LLC NZCG FUNDING LLC By: Guggenheim Partners Investment Management, LLC, as Collateral Manager

By:	/s/ Kevin Robinson
Name:	Kevin Robinson
Title:	Attorney-in-Fact

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Guggenheim Private Debt Fund, LLC, Guggenheim Private Debt Fund, Ltd., Guggenheim Private Debt Fund Note Issuer, LLC, Guggenheim Private Debt Fund Note Issuer 2.0, LLC, Guggenheim Private Debt Fund 2.0, LLC, Guggenheim Private Debt Fund 2.0, Ltd., Guggenheim Private Debt Master Fund, LLC, Guggenheim Private Debt Master Fund 2.0, LLC, Guggenheim Private Debt MFLTB 2.0, LLC, NZC Guggenheim Fund LLC, NZC Guggenheim Fund Limited and NZC Guggenheim Master Fund Limited, that he is the Attorney-in-Fact for the Manager of such entities and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

GUGGENHEIM PRIVATE DEBT FUND, LLC

GUGGENHEIM PRIVATE DEBT FUND, LTD.

GUGGENHEIM PRIVATE DEBT FUND NOTE ISSUER, LLC

GUGGENHEIM PRIVATE DEBT FUND NOTE ISSUER 2.0, LLC

GUGGENHEIM PRIVATE DEBT FUND 2.0, LLC

GUGGENHEIM PRIVATE DEBT FUND 2.0, LTD.

GUGGENHEIM PRIVATE DEBT MASTER FUND, LLC

GUGGENHEIM PRIVATE DEBT MASTER FUND 2.0, LLC

GUGGENHEIM PRIVATE DEBT MFLTB 2.0, LLC

NZC GUGGENHEIM FUND LLC

NZC GUGGENHEIM FUND LIMITED

NZC GUGGENHEIM MASTER FUND LIMITED

By: Guggenheim Partners Investment Management, LLC, as Manager

By:	/s/ Kevin Robinson
Name:	Kevin Robinson
Title:	Attorney-in-Fact

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Guggenheim U.S. Loan Fund, Guggenheim U.S. Loan Fund II, Guggenheim U.S. Loan Fund III, Guggenheim Opportunistic U.S. Loan and Bond Fund IV, Guggenheim Global Bank Loans Fund, GFI Fund, GHY Fund, South Dock Funding Limited and Guggenheim European Credit Fund, that he is the Attorney-in-Fact for the Investment Manager of such entities and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

GUGGENHEIM U.S. LOAN FUND

GUGGENHEIM U.S. LOAN FUND II

GUGGENHEIM U.S. LOAN FUND III

GUGGENHEIM OPPORTUNISTIC U.S. LOAN AND BOND FUND IV

GFI FUND

GHY FUND

SOUTH DOCK FUNDING LIMITED

GUGGENHEIM EUROPEAN CREDIT FUND

By: Guggenheim Partners Investment Management, LLC, as Investment Manager

By:	/s/ Kevin Robinson
Name:	Kevin Robinson
Title:	Attorney-in-Fact

SCHEDULE A

Existing Guggenheim Advisors	Jurisdiction and Form of Organization
Guggenheim Funds Distributors, LLC	Delaware, Limited Liability Company
Guggenheim Funds Investment Advisors, LLC	Delaware, Limited Liability Company
Security Investors, LLC	Kansas, Limited Liability Company

Existing Affiliated Investors	Jurisdiction and Form of Organization	Investment Objective and Strategy	Investment Adviser
Guggenheim European Credit Fund

Ireland, a sub-fund of Guggenheim Qualifying Investor Fund PLC, an investment company with variable capital incorporated with limited liability and established as an umbrella fund with segregated liability between funds

The investment objective of the fund is to seek to achieve attractive risk-adjusted total returns by investing primarily in directly originated loans and syndicated debt transactions in primary and secondary European debt markets.

Guggenheim Partners Investment Management, LLC
Guggenheim Private Debt Fund Note Issuer, LLC	Delaware, Limited Liability Company	Seeks current income and long-term capital appreciation through private debt investments, syndicated bank loans and its other investments.	Guggenheim Partners Investment Management, LLC
Guggenheim Private Debt Fund, LLC	Delaware, Limited Liability Company

The company seeks to provide investors with current income and long-term capital appreciation by investing in a portfolio consisting primarily of privately negotiated debt investments in middle market companies, consisting primarily of loans but also bonds and other debt instruments.

Guggenheim Partners Investment Management, LLC
Guggenheim Private Debt Fund, Ltd.	Cayman Islands, Exempted Company

The company seeks to provide investors with current income and long-term capital appreciation by investing in a portfolio consisting primarily of privately negotiated debt investments in middle market companies, consisting primarily of loans but also bonds and other debt instruments.

Guggenheim Partners Investment Management, LLC
Guggenheim Private Debt Master Fund, LLC	Delaware, Limited Liability Company	The company seeks to provide investors with current	Guggenheim Partners Investment Management, LLC

Schedule A-1

Existing Affiliated Investors	Jurisdiction and Form of Organization	Investment Objective and Strategy	Investment Adviser

income and long-term capital appreciation by investing in a portfolio consisting primarily of privately negotiated debt investments in middle market companies, consisting primarily of loans but also bonds and other debt instruments.

Guggenheim Private Debt Fund Note Issuer 2.0, LLC	Delaware, Limited Liability Company

The company seeks current income and long-term capital appreciation through loans, notes, other debt securities and other debt obligations (and assignments of and participations in any of the foregoing), synthetic LC’s and equity items (including qualifying preferred items).

Guggenheim Partners Investment Management, LLC
Guggenheim Private Debt Fund 2.0, LLC	Delaware, Limited Liability Company

The company seeks to provide investors with current income and long-term capital appreciation by investing in a portfolio consisting primarily of privately negotiated debt investments in middle market companies, consisting of loans (primarily secured loans) but also including bonds and other debt instruments, along with associated equity kickers an miscellaneous preferred and other equity investments.

Guggenheim Partners Investment Management, LLC
Guggenheim Private Debt Fund 2.0, Ltd.	Cayman Islands, Exempted Company

The company seeks to provide investors with current income and long-term capital appreciation by investing in a portfolio consisting primarily of privately negotiated debt investments in middle market companies, consisting of loans (primarily secured loans) but also including bonds and other debt instruments,

Guggenheim Partners Investment Management, LLC

Schedule A-2

Existing Affiliated Investors	Jurisdiction and Form of Organization	Investment Objective and Strategy	Investment Adviser
along with associated equity kickers an miscellaneous preferred and other equity investments.
Guggenheim Private Debt Master Fund 2.0, LLC	Delaware, Limited Liability Company

The company seeks to provide investors with current income and long-term capital appreciation by investing in a portfolio consisting primarily of privately negotiated debt investments in middle market companies, consisting of loans (primarily secured loans) but also including bonds and other debt instruments, along with associated equity kickers an miscellaneous preferred and other equity investments.

Guggenheim Partners Investment Management, LLC
Guggenheim Private Debt MFLTB 2.0, LLC	Delaware, Limited Liability Company

The company, a subsidiary of a master fund that has access to a leverage facility, seeks to provide investors with current income and long-term capital appreciation by investing in a portfolio consisting primarily of privately negotiated debt investments in middle market companies, consisting primarily of loans but also bonds and other debt instruments.

Guggenheim Partners Investment Management, LLC
NZC Guggenheim Fund LLC	Delaware, Limited Liability Company	The company employs an opportunistic corporate credit strategy intended to maximize absolute and risk adjusted returns and generate high levels of distributable income with limited interest rate risk	Guggenheim Partners Investment Management, LLC
NZC Guggenheim Fund Limited	Cayman Islands, Exempted Company	The company employs an opportunistic corporate credit strategy intended to maximize absolute and risk adjusted returns and generate high levels of distributable income with limited interest rate risk	Guggenheim Partners Investment Management, LLC
NZC Guggenheim Master Fund Limited	Cayman Islands, Exempted Company	The company employs an opportunistic corporate credit strategy intended to maximize absolute and risk adjusted returns and generate high levels of distributable income with limited interest rate risk	Guggenheim Partners Investment Management, LLC

Schedule A-3

Existing Affiliated Investors	Jurisdiction and Form of Organization	Investment Objective and Strategy	Investment Adviser
NZCG Funding Ltd.	Cayman Islands, Exempted Company	The fund invests primarily in bank loans and participation interests therein.	Guggenheim Partners Investment Management, LLC
NZCG Funding 2 Limited	Cayman Islands, Exempted Company	The fund invests primarily in bank loans and participation interests therein.	Guggenheim Partners Investment Management, LLC
South Dock Funding Limited	Ireland, limited company incorporated under the Companies Acts 1963 to 2013

Sole objective of the company is to carry out the investment objective and policies of Guggenheim European Credit Fund, which is a sub-fund of Guggenheim Qualifying Investor Fund plc, in accordance with the requirements of the Central Bank of Ireland.

Guggenheim Partners Investment Management, LLC
NZCG Feeder I, L.P.	Cayman Islands, Exempted Limited Partnership	The partnership purchases, holds, disposes of, or otherwise deals with shares in NZC Guggenheim Fund Limited.	Guggenheim Partners Investment Management, LLC
NZCG Funding 2, LLC	Delaware, Limited Liability Company	The fund invests primarily in bank loans and participation interests therein.	Guggenheim Partners Investment Management, LLC
NZCG Funding LLC	Delaware, Limited Liability Company	The fund invests primarily in bank loans and participation interests therein.	Guggenheim Partners Investment Management, LLC
Guggenheim U.S. Loan Fund

Ireland, a sub-fund of Guggenheim Qualifying Investor Fund PLC, an investment company with variable capital incorporated with limited liability and established as an umbrella fund with segregated liability between funds

		The fund seeks to achieve a total return over a full market cycle by investing primarily in a diversified portfolio of senior secured debt issued by U.S. issuers.	Guggenheim Partners Investment Management, LLC
Guggenheim U.S. Loan Fund II

Ireland, a sub-fund of Guggenheim Qualifying Investor Fund PLC, an investment company with variable capital incorporated with limited liability and established as an umbrella fund with segregated liability between funds

		The fund seeks to achieve a total return over a full market cycle by investing primarily in a diversified portfolio of senior secured debt issued by U.S. issuers.	Guggenheim Partners Investment Management, LLC

Schedule A-4

Existing Affiliated Investors	Jurisdiction and Form of Organization	Investment Objective and Strategy	Investment Adviser
Guggenheim U.S. Loan Fund III

Ireland, a sub-fund of Guggenheim Qualifying Investor Fund PLC, an investment company with variable capital incorporated with limited liability and established as an umbrella fund with segregated liability between funds

		The fund seeks to achieve a total return over a full market cycle by investing primarily in a diversified portfolio of senior secured debt issued by U.S. issuers.	Guggenheim Partners Investment Management, LLC
Guggenheim Opportunistic U.S. Loan and Bond Fund IV

Ireland, a sub-fund of Guggenheim Qualifying Investor Fund PLC, an investment company with variable capital incorporated with limited liability and established as an umbrella fund with segregated liability between funds

		The fund seeks to achieve total return over a full market cycle of US issued senior secured debt and fixed income & high yield debt securities	Guggenheim Partners Investment Management, LLC
GFI Fund

Ireland, a sub-fund of Guggenheim Global Investments PLC, an investment company with variable capital incorporated with limited liability and established as an umbrella fund with segregated liability between funds

The fund seeks to achieve interest income and capital appreciation. The fund intends to seek to achieve its objective by investing in fixed income and debt securities which are listed, traded or dealt in on regulated markets worldwide, with a primary investment focus on the U.S., Canada and Europe.

Guggenheim Partners Investment Management, LLC
GHY Fund

Ireland, a sub-fund of Guggenheim Global Investments PLC, an investment company with variable capital incorporated with limited liability and established as an umbrella fund with segregated liability between funds

The fund seeks to achieve interest income and capital appreciation. The fund intends to seek to achieve its objective by investing in fixed income and debt securities of US issuers that are denominated in U.S. dollars that are listed, traded or dealt in on regulated markets.

Guggenheim Partners Investment Management, LLC

Schedule A-5

EXHIBIT A

Resolutions of Board of Trustees of

Carey Credit Income Fund

WHEREAS, the Board deems it advisable and in the best interest of Carey Credit Income Fund (the “Company”) to file with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 57(c) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Sections17(d) and 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Company be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions;

RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such Officers shall deem necessary or desirable in order for the Company to accomplish its investment objectives, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

Exhibit A-1